Industry Canada | Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Aptose Biosciences Inc.

Corporate name / Dénomination sociale

665030-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2015-06-12

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aptose Biosciences Inc.

2 Corporation number
Numéro de la société
665030-9

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
GREGORY K. CHOW

GREGORY K. CHOW
650-718-5028

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

Canada

Schedule / Annexe
Amendment Schedules / Annexes - Modification

Meetings of shareholders may be held at any of the following places in the United States: San Diego, California; New York, New York; Los Angeles, California; San Francisco, California; Seattle, Washington; Portland, Oregon; Atlanta, Georgia; Boston, Massachusetts; Chicago, Illinois; Philadelphia, Pennsylvania; Dallas, Texas; Phoenix, Arizona; Detroit, Michigan; Houston, Texas; San Antonio, Texas and Washington, District of Columbia; in Europe: London, England; Paris, France; Zug, Switzerland; Zurich, Switzerland; Basel, Switzerland, or in any place in Canada that the directors determine from time to time.

Industry Canada Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Aptose Biosciences Inc.

Corporate name / Dénomination sociale

665030-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2014-10-01

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aptose Biosciences Inc.

2 Corporation number
Numéro de la société
665030-9

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Avanish Vellanki

Avanish Vellanki
650-351-6715

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

SCHEDULE A OF

ARTICLES OF AMENDMENT OF

APTOSE BIOSCIENCES INC.
(THE "CORPORATION")

The Articles of the Corporation are hereby amended pursuant to Section 173(1)(h) of the *Canada Business Corporations Act* to provide that the issued and outstanding common shares of the Corporation (the "**Common Shares**") be consolidated on the basis of one (1) post-consolidation Common Share for each twelve (12) outstanding pre-consolidation Common Shares without amending the stated capital account for the Common Shares of the Corporation.

No fractional Common Share shall be issued and any fractional Common Share of the Corporation resulting from such consolidation shall be rounded up or down to the nearest whole Common Share without any payment or other compensation being made to any shareholder in respect thereof.

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Aptose Biosciences Inc.

Corporate name / Dénomination sociale

665030-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2014-08-28

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Lorus Therapeutics Inc.

2 Corporation number
Numéro de la société
665030-9

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Aptose Biosciences Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Avanish Vellanki

Avanish Vellanki
650-351-6715

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

Industry Canada Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Lorus Therapeutics Inc.

Corporate name / Dénomination sociale

665030-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 179 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 179 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

A. Aomari

Aïssa Aomari

Deputy Director / Directeur adjoint

2010-05-25

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Lorus Therapeutics Inc.

2 Corporation number
Numéro de la société
665030-9

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the description of classes of shares as follows:
La description des catégories d'actions est modifiée comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Aiping Young

Aiping Young
416-798-1200

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).
Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

Schedule / Annexe

Description of Classes of Shares / Description des catégories d'actions

(A) the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares ("Shares") of the Corporation without par value on the basis of a consolidation ratio of 30 pre-consolidation Shares to one post-consolidation Share; and

(B) in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number.

Industry Canada / Industrie Canada
Corporations Canada / Corporations Canada

Articles of Amendment

*(Section 27 or 177 of the **Canada Business Corporations Act (CBCA)**)*

Form 4

Instructions

3 Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

4 Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Changes of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:
Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca

Or send documents by mail:
**Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8**

By Facsimile:
613-941-0999

1 Corporation name

Lorus Therapeutics Inc.

2 Corporation number

665030-9

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to: **(Do not indicate the full address)**

C: The corporation changes the minimum and/or maximum number of directors to:
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options)
minimum: maximum:

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

See attached Schedule A.

4 Declaration

I hereby certify that I am a director or an officer of the corporation.

[signature]
SIGNATURE

Alping Young — (416) 798-1200
PRINT NAME — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

LORUS THERAPEUTICS INC.

Schedule A

Articles of Amendment

The Corporation is hereby authorized to amend its articles of incorporation to provide that:

(A) the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares ("Shares") of the Corporation without par value on the basis of a consolidation ratio of 30 pre-consolidation Shares to one post-consolidation Share; and

(B) in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and such fraction will be rounded down to the nearest whole number.

Industry Canada Industrie Canada

Certificate of Arrangement

Certificat d'arrangement

Canada Business Corporations Act

Loi canadienne sur les sociétés par actions

LORUS THERAPEUTICS INC.	432523-1
6650309 CANADA INC.	665030-9

Name of CBCA corporation(s) involved - Dénomination(s) de la (des) société(s) L.C.S.A. concernée(s)

Corporation number - Numéro de la société

I hereby certify that the arrangement set out in the attached articles of arrangement, involving the above-referenced corporation(s), has been effected under section 192 of the *Canada Business Corporations Act*.

Je certifie que l'arrangement mentionné dans les clauses d'arrangement annexées, concernant la (les) société(s) susmentionnée(s), a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Richard G. Shaw
Director - Directeur

July 10, 2007 / le 10 juillet 2007

Date of Arrangement - Date de l'arrangement

Canada

Industry Canada — Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

FORM 14.1
ARTICLES OF ARRANGEMENT
(SECTION 192)

FORMULAIRE 14.1
CLAUSES D'ARRANGEMENT
(ARTICLE 192)

1 – Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s) Lorus Therapeutics Inc. 6650309 Canada Inc.	2 – Corporation No.(s) - N°(s) de la(des) société(s) 432523-1 665030-9
3 – Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés, le cas échéant Lorus Therapeutics Inc. 6650309 Canada Inc.	4 – Corporation No.(s) - N°(s) de la(des) société(s) 432523-1 665030-9
5 – Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant N/A	6 – Corporation No.(s) - N°(s) de la(des) société(s)
7 – Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant N/A	8 – Corporation No.(s) - N°(s) de la(des) société(s)
9 – Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause, le cas échéant The annexed Schedule 1 is incorporated in this form.	10 – Corporation No.(s) or Jurisdiction of Incorporation N°(s) de la(des) société(s)/ou loi sous le régime de laquelle elle est constituée

11 – In accordance with the order approving the arrangement - Conformément aux termes de l'ordonnance approuvant l'arrangement

a. [✔] The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d'arrangement ci-joint

The name of Lorus Therapeutics Inc. is changed to 4325231 Canada Inc.
The name of 6650309 Canada Inc. is changed to Lorus Therapeutics Inc.
La dénomination sociale de ______ est modifiée pour ______

b. [ ] The following bodies corporate are amalgamated in accordance with the attached plan of arrangement
Les personnes morales suivantes sont fusionnées conformément au plan d'arrangement ci-joint

c. [ ] The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d'arrangement ci-joint

d. [✔] The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d'arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

The annexed Appendix A is incorporated in this form pursuant to section 3.01(7) of the plan of arrangement.

Signature	Printed Name - Nom en lettres moulées	12 – Capacity of - En qualité de	13 – Tel. No. - N° de tél.
[signature]	Alping H. Young	President	416-798-1200

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

JUL 10 2007

IC 3189 (2003/06)

Canada

Schedule 1

9. Names of other corporations involved:	10. Corporation Nos. or Jurisdiction of Incorporation
6707157 Canada Inc.	670715-7
GeneSense Technologies Inc.	3309100
NuChem Pharmaceuticals Inc.	Ontario
Pinnacle International Lands, Inc.	British Columbia

Final version

PLAN OF ARRANGEMENT

made pursuant to

Section 192 of the *Canada Business Corporations Act*

ARTICLE 1
DEFINITIONS

1.01 **Definitions**

In this Plan, unless the context otherwise requires:

(1) "**Act**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as from time to time amended or re-enacted, including all regulations promulgated thereunder;

(2) "**Antisense Patent Assets**" means those assets set out in the Antisense Patent Assets Transfer Agreement;

(3) "**Antisense Patent Assets Transfer Agreement**" means the asset purchase agreement to be entered into between GeneSense and New Lorus pursuant to which GeneSense will transfer the Antisense Patent Assets to New Lorus and substantially in the form attached as Schedule C to the Arrangement Agreement;

(4) "**Appropriate Number**" means that number of Old Lorus Voting Shares which, if combined with the aggregate number of Old Lorus Voting Shares purchased pursuant to Section 3.01(24), would result in Investor holding a total number of Old Lorus Voting Shares representing approximately 41% of the issued and outstanding Old Lorus Voting Shares at the conclusion of the Arrangement;

(5) "**Arrangement**" means the business reorganization pursuant to which, among other things, Investor will acquire approximately 41% of the issued and outstanding voting shares and all of the issued and outstanding non-voting shares of Old Lorus as contemplated by this Plan pursuant to section 192 of the Act;

(6) "**Arrangement Agreement**" means the arrangement agreement between Old Lorus, NuChem, GeneSense, New Lorus, Pinnacle and Investor dated as of May 1, 2007 which sets out the terms and conditions pursuant to which the parties thereto will effect the Arrangement;

(7) "**Articles of Arrangement**" means the articles of arrangement of Old Lorus in respect of the Arrangement required under subsection 193(6) of the Act to be filed with the Director after the Final Order has been made in order to give effect to the Arrangement;

(8) **"Business Day"** means a day, other than a Saturday, Sunday or other day, when banks in Toronto, Ontario or Vancouver, British Columbia are not generally open for business;

(9) **"Court"** means the Ontario Superior Court of Justice;

(10) **"Debenture Assumption Agreement"** means the agreement to be entered into between Old Lorus and New Lorus pursuant to which New Lorus will assume Old Lorus' obligation to pay TEMIC the aggregate principal amount of $15,000,000 plus accrued interest owing under the Old Lorus Debentures, as contemplated by Section 3.01(3);

(11) **"Depositary"** means Computershare Investor Services Inc., the appointed depositary in respect of the Arrangement at its principal transfer office in Toronto, Ontario;

(12) **"Director"** means the Director appointed under the Act;

(13) **"Dissent Rights"** has the meaning ascribed thereto in Section 5.01;

(14) **"Effective Date"** means the effective date set out in the Articles of Arrangement which are filed with the Director;

(15) **"Effective Time"** means 12:01 a.m. (Toronto time) on the Effective Date;

(16) **"Escrow Agreement"** has the meaning ascribed thereto in the Arrangement Agreement;

(17) **"Final Order"** means the final order of the Court issued in connection with the approval of the Arrangement, providing, among other matters, for the Arrangement to be sanctioned and to take effect, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(18) **"GeneSense"** means GeneSense Technologies Inc., a corporation existing under the laws of Canada;

(19) **"GeneSense Share Purchase Agreement"** means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the GeneSense Shares to New Lorus and substantially in the form attached as Schedule G to the Arrangement Agreement;

(20) **"GeneSense Shares"** means common shares in the capital of GeneSense;

(21) **"Information Circular"** means the management proxy circular relating to the Old Lorus Securityholders' Meeting and forwarded to Old Lorus Securityholders in connection with, among other things, the transactions contemplated in this Plan;

(22) **"Interim Order"** means an interim order of the Court concerning the Arrangement under subsection 192(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Old Lorus Securityholders' Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(23) **"Investor"** means 6707157 Canada Inc., a corporation existing under the laws of Canada;

(24) **"Letter of Transmittal"** means the letter of transmittal enclosed with the Information Circular pursuant to which an Old Lorus Securityholder is required to surrender certificates representing Old Lorus Securities in order to receive, upon completion of the Arrangement, New Lorus Securities issued pursuant to the Arrangement and, as applicable, Old Lorus Voting Shares or a cash payment in lieu thereof;

(25) **"Lock-Up Holders"** has the meaning ascribed thereto in Section 3.01(24);

(26) **"New Lorus"** means 6650309 Canada Inc., a corporation existing under the laws of Canada;

(27) **"New Lorus Note 1"** has the meaning ascribed thereto in Section 3.01(10);

(28) **"New Lorus Note 2"** has the meaning ascribed thereto in Section 3.01(14);

(29) **"New Lorus Note 3"** has the meaning ascribed thereto in Section 3.01(15);

(30) **"New Lorus Replacement Note"** has the meaning ascribed thereto in Section 3.01(18);

(31) **"New Lorus Options"** has the meaning ascribed thereto in Section 3.01(1);

(32) **"New Lorus Securities"** has the meaning ascribed thereto in Section 3.01(1);

(33) **"New Lorus Shares"** has the meaning ascribed thereto in Section 3.01(1);

(34) **"New Lorus Warrants"** has the meaning ascribed thereto in Section 3.01(1);

(35) **"NuChem"** means NuChem Pharmaceuticals Inc., a corporation existing under the laws of Ontario;

(36) **"NuChem Share Purchase Agreement"** means the share purchase agreement to be entered into between Old Lorus and New Lorus pursuant to which Old Lorus will transfer all of the NuChem Shares held by it to New Lorus and substantially in the form attached as Schedule H to the Arrangement Agreement;

(37) **"NuChem Shares"** means common shares in the capital of NuChem;

(38) **"Old Lorus"** means Lorus Therapeutics Inc., a corporation existing under the laws of Canada;

(39) **"Old Lorus Debentures"** means the prime plus 1% secured convertible debentures of Old Lorus due on October 6, 2009 in the aggregate principal amount of $15,000,000, issued to TEMIC in equal amounts of $5,000,000 each on each of October 6, 2004, January 15, 2005 and April 15, 2005;

(40) **"Old Lorus Non-Voting Shares"** means the non-voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus' share capital pursuant to the Arrangement;

(41) **"Old Lorus Note"** has the meaning ascribed thereto in Section 3.01(3);

(42) **"Old Lorus Options"** means the issued and outstanding stock options issued to directors, senior officers, employees and consultants of Old Lorus, governed by the terms of the Old Lorus Stock Option Plans and permitting the holders thereof to purchase an aggregate of up to 25,921,000 Old Lorus Shares, as such number may be amended from time to time;

(43) **"Old Lorus Securities"** means, collectively, the Old Lorus Debentures, the Old Lorus Options, the Old Lorus Shares and the Old Lorus Warrants;

(44) **"Old Lorus Securityholders"** means, collectively, the holders of Old Lorus Shares, Old Lorus Options, Old Lorus Warrants and Old Lorus Debentures;

(45) **"Old Lorus Securityholders' Meeting"** means the special meeting of Old Lorus Securityholders, and any adjournments thereof, called to consider and authorize, approve and adopt, among other things, the Arrangement in accordance with the Interim Order;

(46) **"Old Lorus Shareholders"** means the holders of Old Lorus Shares;

(47) **"Old Lorus Share Purchase Plan"** means the Old Lorus employee share purchase plan;

(48) **"Old Lorus Shares"** means the common shares of Old Lorus issued and outstanding immediately prior to the reorganization of Old Lorus' share capital pursuant to the Arrangement;

(49) **"Old Lorus Stock Option Plans"** means, collectively, Old Lorus' 2003 Stock Option Plan and the 1993 Stock Option Plan;

(50) **"Old Lorus Voting Shares"** means the voting common shares of Old Lorus issued and outstanding following the reorganization of Old Lorus' share capital pursuant to the Arrangement;

(51) **"Old Lorus Warrants"** means the 3,000,000 issued and outstanding common share purchase warrants of Old Lorus issued to TEMIC, each of which entitles TEMIC to acquire, subject to adjustment, one Old Lorus Share at a price per share of $1.00;

(52) **"Pinnacle"** means Pinnacle International Lands, Inc., a corporation existing under the laws of British Columbia;

(53) **"Pinnacle Share Purchase Agreement"** means the share purchase agreement to be entered into between Investor and New Lorus pursuant to which Investor will purchase from New Lorus the Appropriate Number of Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares and substantially in the form attached as Schedule I to the Arrangement Agreement;

(54) **"Plan"** means this plan of arrangement as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Plan and not to any particular provision of this Plan;

(55) **"Prepaid Expenses and Receivables"** means those assets set out in the Prepaid Expenses and Receivables Transfer Agreement;

(56) **"Prepaid Expenses and Receivables Transfer Agreement"** means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense and substantially in the form attached as Schedule F to the Arrangement Agreement;

(57) **"resident in the United States"** shall be determined as provided in Rule 12g-4(a)(2) under the United States Securities Exchange Act of 1934, as amended;

(58) **"Tangible Business Assets"** means Old Lorus' depreciable property set out in the Tangible Business Assets Transfer Agreement;

(59) **"Tangible Business Assets Transfer Agreement"** means the asset purchase agreement to be entered into between Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Tangible Business Assets to GeneSense and substantially in the form attached as Schedule E to the Arrangement Agreement;

(60) **"TEMIC"** means The Erin Mills Investment Corporation;

(61) **"Transfer Agent and Registrar"** means Computershare Investor Services Inc.;

(62) **"United States"** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(63) **"Virulizin and Small Molecule Patent Assets"** means those assets set out in the Virulizin and Small Molecule Patent Assets Transfer Agreement;

(64) **"Virulizin and Small Molecule Patent Assets Transfer Agreement"** means the asset purchase agreement to be entered into by Old Lorus and GeneSense pursuant to which Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense and substantially in the form attached as Schedule D to the Arrangement Agreement; and

(65) **"Warrant Purchase Agreement"** means the warrant purchase agreement between New Lorus and TEMIC pursuant to which New Lorus has agreed to purchase the New Lorus Warrants from TEMIC dated May 1, 2007.

1.02 **Headings**

The headings contained in this Plan are for reference purposes only and will not affect in any way the meaning or interpretation of this Plan.

1.03 **Interpretation**

Unless the contrary intention appears, references in this Plan to an article, section, paragraph, subparagraph or schedule by number or letter or both refer to the article, section, paragraph, subparagraph or schedule bearing that designation in this Plan.

1.04 **Extended Meanings**

In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender will include all genders; "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association; and the term "including" means "including without limiting the generality of the foregoing".

1.05 **Date for any Action**

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action will be required to be taken on the next succeeding day which is a Business Day in such place.

1.06 **Statutory References**

References in this Plan to any statute or sections thereof will include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.07 **Deemed Currency**

Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN

2.01 Purpose and Effect of the Plan

The purpose of this Plan is to carry out a reorganization of the business, assets, liabilities and share capital of Old Lorus, GeneSense, NuChem and New Lorus as described in Section 3.01.

ARTICLE 3
ARRANGEMENT

3.01 Arrangement

At the Effective Time, each of the events set out below will occur and be deemed to occur in the sequence set out without further act or formality:

(1) The Old Lorus Shareholders, holders of Old Lorus Options and holders of Old Lorus Warrants will transfer their Old Lorus Shares, Old Lorus Options and Old Lorus Warrants, as applicable, to New Lorus in exchange for the issuance by New Lorus of shares (the **"New Lorus Shares"**), options (the **"New Lorus Options"**) and warrants (the **"New Lorus Warrants"** and, together with the New Lorus Shares and the New Lorus Options, the **"New Lorus Securities"**), respectively, having the same value, terms and conditions as the Old Lorus Shares, Old Lorus Options and Old Lorus Warrants;

(2) New Lorus will repurchase the New Lorus Warrants from TEMIC pursuant to the Warrant Purchase Agreement;

(3) Pursuant to the Debenture Assumption Agreement, New Lorus will assume Old Lorus' obligation to pay TEMIC the $15,000,000 aggregate principal amount of the Old Lorus Debentures plus accrued and unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note to New Lorus for an amount equal to the amount owing under the Old Lorus Debentures (the **"Old Lorus Note"**). The right of TEMIC under the Old Lorus Debentures to convert such debentures into Old Lorus Shares will be exchanged for the right to convert such debentures into an equal number of New Lorus Shares;

(4) Old Lorus will surrender to New Lorus for cancellation the initial New Lorus Share that was issued to Old Lorus upon the incorporation of New Lorus;

(5) The articles of Old Lorus will be amended to change its name to "4325231 Canada Inc." or a name to be used for real estate development purposes;

(6) The articles of New Lorus will be amended to change its name to "Lorus Therapeutics Inc.";

(7) The articles of Old Lorus will be amended to conform with the form of the amended articles agreed upon in writing by the parties to the Arrangement Agreement on or prior to the date of the Interim Order, such amendments to effect, among other things, a reorganization of the share capital of Old Lorus to create an unlimited number of Old Lorus Voting Shares and an unlimited number of Old Lorus Non-Voting Shares. The Old Lorus Voting Shares and the Old Lorus Non-Voting Shares will rank equally with respect to participation in dividends and the liquidation of Old Lorus;

(8) As part of the reorganization of the share capital of Old Lorus, the Old Lorus Shares held by New Lorus will be exchanged for 21,127,828 Old Lorus Voting Shares and 2,078,872,172 Old Lorus Non-Voting Shares, the Old Lorus Options and the Old Lorus Warrants will be cancelled and a right to acquire Old Lorus Shares under the Old Lorus Share Purchase Plan will become a right to acquire an equivalent number of New Lorus Shares under such plan;

(9) Pursuant to the Tangible Business Assets Transfer Agreement, Old Lorus will transfer the Tangible Business Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(10) Pursuant to the Antisense Patent Assets Transfer Agreement, GeneSense will transfer the Antisense Patent Assets to New Lorus in consideration for the issuance by New Lorus to GeneSense of a demand non-interest bearing promissory note in an amount equal to the fair market value of the Antisense Patent Assets (**"New Lorus Note 1"**);

(11) Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Old Lorus will transfer the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(12) GeneSense will repay its debt owing to Old Lorus in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(13) Pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Old Lorus will transfer the Prepaid Expenses and Receivables to GeneSense in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(14) Pursuant to the GeneSense Share Purchase Agreement, Old Lorus will transfer all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Old Lorus' remaining liabilities and transaction costs (other than the Old Lorus Note) and the issuance by New Lorus of a demand non-interest bearing promissory note to Old Lorus for an amount equal to the amount by which the purchase price for the GeneSense Shares exceeds the amount of Old Lorus' liabilities assumed by New Lorus (**"New Lorus Note 2"**);

(15) Pursuant to the NuChem Share Purchase Agreement, Old Lorus will transfer all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Old Lorus of a demand, non-interest bearing promissory note in an amount equal to the purchase price for the NuChem Shares ("**New Lorus Note 3**");

(16) Old Lorus will assign all of its contractual obligations to New Lorus or its assignee and New Lorus or its assignee will assume such obligations;

(17) New Lorus will offer employment to all of the employees of Old Lorus and will assume all employment obligations related thereto;

(18) New Lorus will repay the amount owing by New Lorus to Old Lorus under the New Lorus Note 2 and the New Lorus Note 3 by way of set off against the Old Lorus Note and the issuance to Old Lorus of a replacement non-interest bearing demand promissory note (the "**New Lorus Replacement Note**") for an amount equal to the amount by which the aggregate amount owing by New Lorus under the New Lorus Note 2 and the New Lorus Note 3 exceeds the amount of the Old Lorus Note;

(19) Old Lorus will reduce its stated capital by an amount equal to its remaining cash, cash equivalents, and short term and long term investments, less the amount required to fund the repurchase of Old Lorus Voting Shares described in Section 3.01(23), plus an amount equal to the amount of the New Lorus Replacement Note and will distribute such property to New Lorus in satisfaction of the capital reduction amount;

(20) **[intentionally deleted]**

(21) Pursuant to the Pinnacle Share Purchase Agreement, Investor will purchase the Appropriate Number of the Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares from New Lorus in consideration of a cash payment equal to $0.0040775156 per Old Lorus Voting Share and $0.0040775156 per Old Lorus Non-Voting Share, subject to payment and adjustment in accordance with the Pinnacle Share Purchase Agreement and a holdback pursuant to the Escrow Agreement;

(22) The New Lorus Shares will be conditionally approved for listing on the Toronto Stock Exchange and the American Stock Exchange subject to the fulfillment of the conditions set out in the applicable conditional approval letter;

(23) New Lorus will reduce its stated capital by an amount equal to the fair market value of its Old Lorus Voting Shares, determined based on the price per Old Lorus Voting Share paid by Investor in Section 3.01(21) above. In satisfaction of the capital reduction, New Lorus will: (i) in the case of shareholders of New Lorus who are not resident in the United States, distribute Old Lorus Voting Shares on a pro rata basis, disregarding fractions (provided such distribution effects a distribution of not less than 90% of the Old Lorus Voting Shares then

owned by New Lorus); and (ii) in the case of shareholders of New Lorus who are resident in the United States, sell to Old Lorus for cash consideration New Lorus' remaining Old Lorus Voting Shares (not to exceed 10% of the Old Lorus Voting Shares then owned by New Lorus) at the price per Old Lorus Voting Share paid by Investor at the Effective Time in Section 3.01(21) and distribute the proceeds of such sale to such shareholders who are resident in the United States on a pro rata basis, disregarding fractions, as the cash equivalent to the value of the Old Lorus Voting Shares otherwise distributable to them;

(24) Investor will purchase all of the Old Lorus Voting Shares held by High Tech Beteilingungen GmbH & Co. KG, Technifund Inc. and Herbert Abramson (collectively, the "**Lock-Up Holders**") at a fair market price determined based on the price per Old Lorus Voting Share paid at the Effective Time by the Investor in Section 3.01(21);

(25) Investor will subscribe for 294,296,851 additional Old Lorus Non-Voting Shares for a cash payment of $1,200,000; and

(26) Pinnacle or an affiliate thereof will transfer interests in certain real estate development projects to Old Lorus in return for a cash payment and a promissory note of Old Lorus and Old Lorus will enter into certain development, management and marketing agreements with Pinnacle and/or one or more affiliates thereof.

ARTICLE 4
OUTSTANDING SECURITIES

4.01 Outstanding Certificates

From and after the Effective Date, certificates representing the Old Lorus Securities prior to the Arrangement will, thereafter represent only the right to receive the certificates representing the New Lorus Securities which such holder is entitled to receive pursuant to Section 3.01(1) and any distributions accruing to the holder of such securities, upon the holder depositing with the Depositary the certificates duly endorsed for transfer and accompanied by such other documents as such Depositary may reasonably require, subject to compliance with the requirements set forth in this Article 4.

4.02 Old Lorus Shares

(1) As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the Old Lorus Shareholders, certificates representing, in the aggregate, the New Lorus Shares to which such holders are entitled pursuant to Section 3.01(1). New Lorus will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Old Lorus Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Old Lorus Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Lorus Shares issued to such holder under the Arrangement.

(2) All distributions made with respect to any New Lorus Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued will be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary will be invested by it in trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary will pay and deliver to any such registered holder, as soon as reasonably practicable after application therefore is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes.

(3) Where a certificate formerly representing Old Lorus Shares is not deposited with all other documents as provided for in Section 4.02(1) on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature. Thereafter, the New Lorus Shares to be exchanged with the former holder of such certificate will be deemed to be surrendered to New Lorus together with all distributions and sale proceeds thereon held for such holder.

(4) New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of Old Lorus Securities such amounts as New Lorus is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the Old Lorus Securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

(5) If any certificate which immediately prior to the Effective Time represented an interest in outstanding Old Lorus Shares that were exchanged pursuant to Section 3.01(1) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Transfer Agent and Registrar will issue and the Depositary will deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions

with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration will, as a condition precedent to the receipt thereof, give a bond to each of New Lorus and its Depositary, which bond is in form and substance satisfactory to each of New Lorus and the Depositary, or will otherwise indemnify New Lorus and its Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.03 **Old Lorus Options and Old Lorus Warrants**

Each Old Lorus Option and each Old Lorus Warrant will be cancelled without further act or formality. Each New Lorus Option will represent a right to purchase that number of New Lorus Shares equal to the number of Old Lorus Shares underlying the Old Lorus Option. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each New Lorus Option will otherwise be the same as the terms and conditions of the corresponding Old Lorus Option. Except as specified in this Plan, any document or agreement previously evidencing such Old Lorus Option will thereafter evidence and be deemed to evidence such New Lorus Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 4.03.

4.04 **Old Lorus Share Purchase Plan**

From and after the Effective Date, the entitlement of any participant to receive Old Lorus Shares prior to the Arrangement under the Old Lorus Share Purchase Plan will thereafter represent only the right to receive an equivalent number of New Lorus Shares. Except as specified in this Plan, the terms and conditions of the Old Lorus Share Purchase Plan will otherwise be the same. Except as specified in this Plan, any document or agreement previously evidencing a right to acquire an Old Lorus Share pursuant to the Old Lorus Share Purchase Plan will thereafter evidence and be deemed to evidence a right to require a New Lorus Share, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 4.04.

4.05 **Old Lorus Voting Shares**

(1) As soon as practicable following the Effective Time, New Lorus shall cause to be delivered for the benefit of the shareholders of New Lorus who are not resident in the United States, certificates representing, in the aggregate, the Old Lorus Voting Shares to which such holders are entitled pursuant to Section 3.01(23). New Lorus will, as soon as practicable following the Effective Date, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) (or, in the case of postal disruption, by such other means as the Depositary may deem prudent) to such holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Old Lorus Voting Shares issued to such holder under the Arrangement.

(2) New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

4.06 **Cash Payments Pursuant to Section 3.01(23)(ii)**

(1) As soon as practicable following the Effective Time, New Lorus shall cause to be delivered to the Transfer Agent and Registrar, for the benefit of each shareholder of New Lorus who is resident in the United States, an amount equal to the aggregate of the payments representing each holder's pro rata portion of the cash equivalent of the value of the Old Lorus Voting Shares otherwise distributable to New Lorus shareholders who are resident in the United States pursuant to Section 3.01(23).

(2) Such payment shall be made by cheque payable at par at any branch of New Lorus' bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds).

(3) New Lorus will be entitled to deduct and withhold from any consideration otherwise payable to any holder of New Lorus Shares such amounts as New Lorus is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the New Lorus Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RIGHTS OF DISSENT

5.01 **Rights of Dissent**

Old Lorus Shareholders (other than the Lock-Up Holders) may exercise rights of dissent in connection with the Arrangement with respect to their Shares pursuant to and in the manner set forth in the Interim Order, section 190 of the Act and this Section 5.01 (the **"Dissent Rights"**)

as the same may be modified by the Interim Order or the Final Order. Old Lorus Shareholders who duly exercise such Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their Old Lorus Shares shall be deemed to have transferred such Old Lorus Shares to New Lorus on the Effective Date simultaneously with the transactions described in Section 3.01(1) without any further act or formality and free and clear of all liens, claims and encumbrances, with New Lorus being obligated to pay such Old Lorus Shareholders in consideration therefor the fair value of such Old Lorus Shares, which fair value, notwithstanding anything to the contrary in the Act, if permitted by the Court, shall be determined as of the close of business on the day before the special resolution of Securityholders approving this Plan is adopted, and the name of each such Old Lorus Shareholder will be removed from the register of holders of Old Lorus Shares and New Lorus will be recorded as the registered holder of the Old Lorus Shares so transferred and will be deemed to be the legal and beneficial owner of such Old Lorus Shares free and clear of any liens, claims or encumbrances; or

(b) for any reason are ultimately not entitled to be paid fair value for their Old Lorus Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Old Lorus Shareholder who is not a Lock-Up Holder as at and from the Effective Time, and shall be deemed to have transferred their Old Lorus Shares to New Lorus in exchange for New Lorus Shares under Section 3.01(1), but in no case shall Old Lorus, New Lorus or any other person be required to recognize such Old Lorus Shareholders as holders of Old Lorus Shares after the time set out in Section 3.01(1), and the names of such Old Lorus Shareholders shall be deleted from the register of Old Lorus Shareholders at the time set out in Section 3.01(1).

ARTICLE 6
AMENDMENTS

6.01 Amendments

(1) Old Lorus, GeneSense, NuChem, New Lorus, Investor and Pinnacle reserve the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a) agreed to by all such parties;

(b) filed with the Court and approved by the Court; and

(c) communicated to Old Lorus Securityholders in the manner required by the Court (if so required).

(2) Any amendment, modification or supplement to this Plan which is approved by the Court will be effective only:

(a) if it is consented to by Old Lorus and Pinnacle; and

(b) if required by the Court or Applicable Law, it is consented to by the Old Lorus Securityholders.

(3) Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

ARTICLE 7
GENERAL

7.01 **General**

(1) Any director or officer of Old Lorus is hereby authorized to execute and file the Articles of Arrangement and to execute and deliver all other documents and do all such other acts and things necessary or desirable to give effect to this Arrangement.

(2) The directors of Old Lorus are hereby authorized, if they deem appropriate in their sole discretion, to revoke this Plan of Arrangement and to not proceed with the Arrangement without further approval of the Old Lorus Securityholders.

APPENDIX A

The articles of 4325231 Canada Inc. (the "**Corporation**") are amended as follows:

1. To change the registered office of the Corporation to the Province of British Columbia.

2. To provide that the number of directors of the Corporation is fixed at five.

3. To add the following "other provisions"

   Subject to applicable law and the Corporation's contractual obligations then in effect, the directors may fill any vacancies among the directors, whether arising due to an increase in the number of directors set forth in the articles of the Corporation or otherwise.

   The directors will be divided into three groups, with the first group ("Group I") being comprised of one director to be elected for an initial term of one year, the second group ("Group II") being comprised of two directors to be elected for an initial term of two years, and the third group ("Group III") being comprised of two directors to be elected for an initial term of three years. At each election of directors after the effective date hereof to elect directors whose terms have expired, directors will be elected for a term of three years. In any election or appointment of a director to fill a vacancy created by any director ceasing to hold office, the election or appointment will be for the unexpired term of the director who has ceased to hold office. If the number of directors is changed, any increase or decrease will be apportioned among the classes of directors in such a manner as will maintain or attain, to the extent possible, an equal number of directors in each class of directors. If such equality is not possible, the increase or decrease will be apportioned among the classes of directors in such a manner that the difference in the number of directors in any two classes will not exceed one.

4. To remove the objects of the Corporation and to provide the restrictions on the business that the Corporation may carry on and the powers the Corporation may exercise as set forth on Exhibit A hereto.

5. To change the designation of the common shares to voting common shares and to restate the rights, privileges, restrictions and conditions attaching to the voting common shares as set forth on Exhibit B hereto.

6. To create an unlimited number of non-voting common shares.

7. To provide the rights, privileges, restrictions and conditions attaching to the non-voting common shares as set forth on Exhibit B hereto.

8. To declare that the capital of the Corporation after giving effect to the foregoing consists of an unlimited number of voting common shares and an unlimited number of non-voting common shares.

9. To provide that any matter that, by the terms of these articles or the Corporation's governing statute, requires approval by a special resolution will require approval by a resolution that is

passed by a majority of not less than 75% of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

10. To provide that the articles and by-laws of the Corporation may be amended only if approved by a special resolution.

11. To provide that, if the Corporation's governing statute so permits, a director of the Corporation may be removed before the expiration of the director's term of office only if approved by a special resolution.

12. To provide that no share in the capital of the Corporation may be issued at a subscription price of less than $1.00 per share and no security may be issued that is exercisable for, convertible into or that otherwise entitles the holder to acquire shares of the Corporation at an exercise, conversion or acquisition price of less than $1.00 per share, except that the Corporation may issue shares by way of a distribution to holders of shares of the Corporation that affects all holdings of such shares the same way on a per share basis.

EXHIBIT A

Restrictions on the Business of the Corporation

(1) **Restrictions on Business.**

(a) The objective of the Corporation will be to maximize Distributable Cash Flow and to distribute all Distributable Cash Flow to holders of the voting common shares and non-voting common shares and, in connection therewith, the Corporation will, at the end of each Distribution Period, distribute all Distributable Cash Flow to holders of its voting common shares and non-voting common shares by way of dividends and/or other distributions, subject to the other provisions of these articles and to applicable law.

(b) The business of the Corporation will be restricted to:

(i) real estate development, investment in real estate and real estate development projects, and the provision of services related to real estate development and/or real estate development projects including, without limitation, management, marketing, financial and administrative services related to real estate development and/or real estate development projects;

(ii) borrowing money upon the credit of the Corporation, and granting security therefor, in the ordinary course of the Corporation's business;

(iii) satisfying the obligations, liabilities or indebtedness of the Corporation; and

(iv) engaging in any acts or exercising any powers necessary or desirable to carry out the ordinary course of the Corporation's business, including, without limitation, as provided in the articles and by-laws of the Corporation.

(2) **Defined Terms.**

As used herein, the following terms will have the following meanings:

(a) **"Arrangement"** means the arrangement under Section 192 of the *Canada Business Corporations Act* on the terms and subject to the conditions set out in the plan of arrangement pursuant to which these articles became effective.

(b) **"Cash Flow"**, for any Distribution Period, will equal the following:

(i) all cash and cash equivalents which are received by the Corporation in such Distribution Period, including, without limitation, all income, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness (except to the extent such repayments of indebtedness are reinvested);

plus:

(ii) all cash and cash equivalents received by the Corporation in any prior Distribution Period to the extent not previously distributed unless such amounts have been set aside by the Board of Directors in a prior Distribution Period for distribution to the holders of the voting common shares and/or the non-voting common shares in a subsequent Distribution Period, in which case such amounts set aside will not be included in Cash Flow;

less the following amounts (referred to collectively as the **"Cash Flow Deductions"**):

(iii) all costs, expenses, reserves, allowances and debts of the Corporation which, in the opinion of the Board of Directors, may reasonably be considered to have accrued or become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not deducted in the calculation of Cash Flow for such prior period;

(iv) stated capital of the voting common shares and the non-voting common shares;

(v) any tax liability of the Corporation in respect of, or which relates to, such Distribution Period; and

(vi) all cash and cash equivalents which are received by the Corporation in the Distribution Period which the Board of Directors has determined to set aside for distribution to the holders of the voting common shares and/or the non-voting common shares in a subsequent Distribution Period.

(c) **"Distributable Cash Flow"** for, or in respect of, a Distribution Period will be the Cash Flow of the Corporation for such Distribution Period, together with any Cash Flow set aside in a prior Distribution Period for distribution to the holders of the voting common shares and/or the non-voting common shares in a subsequent Distribution Period which the Board of Directors has determined to distribute in respect of the current Distribution Period, less any amount which the Board of Directors may reasonably consider to be necessary to provide for the payment of any costs or expenses and repayments of debts which have been or are reasonably expected to be incurred in the activities and operations of the Corporation in addition to the Cash Flow Deductions.

(d) **"Distribution Period"** means such period or periods, as determined by the Board of Directors, occurring at least once each fiscal year of the Corporation, provided that the first Distribution Period will begin on (and include) the Effective Date and will end on (and include) the last day of the fiscal year in which the Effective Date occurs.

(e) **"Effective Date"** means the effective date set out in the articles of arrangement which were filed with the Director in connection with the Arrangement.

EXHIBIT B

Provisions Attaching to the Voting Common Shares and the Non-Voting Common Shares

1.01 Voting Common Shares

The voting common shares will have attached thereto the following rights, privileges, restrictions and conditions:

(1) Dividends

Subject to the prior rights of the holders of any other shares ranking senior to the voting common shares with respect to priority in the payment of dividends, the holders of voting common shares will be entitled to receive dividends and the Corporation will pay dividends thereon, as and when declared by the Board of Directors (provided that no dividends will be declared on or prior to the Effective Date) out of Distributable Cash Flow, in such amount and in such form as the Board of Directors may from time to time determine. However, all dividends which the Board of Directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the voting common shares and non-voting common shares at the time outstanding without preference or distinction. Unless otherwise agreed to by the holders of the voting common shares, such dividends will be paid by cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada issued in respect of such dividends or in such other manner as is required by the Corporation's bankers or as required by law (less any tax required to be withheld by the Corporation) and payment thereof will satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

(2) Participation upon Liquidation, Dissolution or Winding Up

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the voting common shares and non-voting common shares will rank equally as to priority of distribution and the holders of the voting common shares will, subject to the rights of the holders of any other shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the voting common shares, participate concurrently with the holders of the non-voting common shares in the distribution. Such distribution will be made in equal amounts per share on all the voting common shares and non-voting common shares at the time outstanding without preference or distinction.

(3) Voting Rights

Subject to Section 1.02(6), the holders of the voting common shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and will

have one vote for each voting common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

1.02 **Non-Voting Common Shares**

The non-voting common shares will have attached thereto the following rights, privileges, restrictions and conditions:

(1) **Defined Terms**

As used herein, the following terms will have the following meanings:

(a) **"Bid Price"** means the consideration for each voting common share and each non-voting common share offered to holders of voting common shares and holders of non-voting common shares, respectively, under the Required Bids, which consideration will have a fair market value of not less than the average of the fair market value of a voting common share on the date that the Required Bids are made as determined in writing by two nationally recognized investment banking firms retained by the Offeror for the purpose of providing such valuation in connection with the Required Bids.

(b) **"Designated Number"** means the number of voting common shares that are subject to a Specified Offer, together with the Offeror's Voting Common Shares.

(c) **"Group"** means one or more persons acting jointly or in concert (within the meaning of section 91 of the *Securities Act* (Ontario)).

(d) **"Offeror Date"** means the date on which a Specified Offer is made.

(e) **"Offer to Acquire"** includes:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, securities;

(ii) the receipt of an offer to sell securities, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person receiving an offer to sell will be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(f) **"Offeror"** means a Person that makes an Offer to Acquire voting common shares, and includes any Person related to such Person for purposes of the Tax Act or any other Person that is acting jointly or in concert with such Person or who would, together with such Person (and other Persons), constitute a Group.

(g) **"Offeror's Voting Common Shares"**, on any date, means the number of voting common shares beneficially owned, directly or indirectly, or over which control or

direction is exercised (including any combination of the foregoing), on the relevant date by the Offeror either alone or together with a Group.

(h) **"Required Bids"** means the concurrent offers required to be made to all holders of voting common shares and to all holders of non-voting common shares in the circumstances provided in Section 1.02(5).

(i) **"Specified Offer"** means an Offer to Acquire voting common shares made by an Offeror where the number of voting common shares subject to the Offer to Acquire (the **"Specified Offer Shares"**), together with the Offeror's Voting Common Shares on the Offer Date, would constitute in the aggregate more than 50% of the total issued and outstanding voting common shares on the Offer Date.

(j) **"Specified Offer Shares"** has the meaning set out in Section 1.02(1)(i).

(k) **"Tax Act"** means the *Income Tax Act* (Canada) R.S.C. 1985, C.1, 5th Supplement, as amended, including the tax regulations made thereunder.

(2) **Dividends**

Subject to the prior rights of the holders of any other shares ranking senior to the non-voting common shares with respect to priority in the payment of dividends, the holders of non-voting common shares will be entitled to receive dividends and the Corporation will pay dividends thereon, as and when declared by the Board of Directors (provided that no dividends will be declared on or prior to Effective Date) out of Distributable Cash Flow, in such amount and in such form as the Board of Directors may from time to time determine. However, all dividends which the Board of Directors may determine to declare and pay in any financial year of the Corporation must be declared and paid in equal or equivalent amounts per share on all of the voting common shares and non-voting common shares at the time outstanding without preference or distinction. Unless otherwise agreed to by the holders of the non-voting common shares, such dividends will be paid by cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada issued in respect of such dividends or in such other manner as is required by the Corporation's bankers or as required by law (less any tax required to be withheld by the Corporation) and payment thereof will satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

(3) **Participation upon Liquidation, Dissolution or Winding Up**

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the voting common shares and non-voting common shares will rank equally as to priority of distribution and the holders of the non-voting common shares will, subject to the rights of the holders of any other shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority

to or concurrently with the holders of the voting common shares, participate concurrently with the holders of the voting common shares in the distribution. Such distribution will be made in equal amounts per share on all the voting common shares and non-voting common shares at the time outstanding without preference or distinction.

(4) **Voting Rights**

Subject to applicable law and any other provisions of the articles of the Corporation, the holders of the non-voting common shares will not be entitled to receive notice of, nor to attend nor vote at any meetings of the shareholders of the Corporation; provided that in the event that holders of the non-voting common shares are entitled by law or the articles of the Corporation to vote at a meeting of holders of non-voting common shares, the holders of non-voting common shares will have one vote for each non-voting common share held.

(5) **Specified Offer**

An Offeror will not acquire any voting common shares under a Specified Offer without first complying with the provisions of this Section 1.02(5). Prior to, and as a condition precedent to, the acquisition by an Offeror of any voting common shares under a Specified Offer, the Offeror will make concurrent offers to acquire voting common shares and non-voting common shares for consideration for each voting common share and each non-voting common share equal to the Bid Price, on the same terms, except as to the number of shares subject to the offers, which offers will comply with the provisions of applicable securities legislation relating to a formal takeover bid (whether or not such offers are required by law to so comply) (the "**Required Bids**"):

(a) to all holders of voting common shares for such number of voting common shares as is equal to the number of Specified Offer Shares; and

(b) to all holders of non-voting common shares for such number of non-voting common shares that is equal to the lesser of:

   (i) $A \times B$, where A equals the Designated Number of voting common shares divided by the total number of issued and outstanding voting common shares on the Offer Date and B equals the total number of issued and outstanding non-voting common shares on the date that the Required Bids are made; and

   (ii) the number of issued and outstanding non-voting common shares excluding those that are beneficially owned, or over which control or direction is exercised, on the date that the Required Bids are made (including any combination of the foregoing) by the Offeror;

provided that:

(c) no shares may be taken-up or paid for under either of the Required Bids, unless all shares tendered to each of the Required Bids are taken-up and paid for concurrently; and

(d) the Offeror will issue a press release following the expiry of the Required Bids and one Business Day prior to the take-up of any shares tendered to the Required Bids, which press release will disclose:

(i) the approximate number of voting common shares and non-voting common shares tendered to the Required Bids; and

(ii) whether a sufficient number of voting common shares has been tendered to the Required Bids such that the Offeror would acquire, on take-up and payment for such shares, when added to the Offeror's Voting Common Shares on the date of take-up, more than 50% of the total issued and outstanding voting common shares on the date of take-up.

(6) **Failure to Comply**

In the event that an Offeror acquires, directly or indirectly, more than 50% of the total issued and outstanding voting common shares in violation of Section 1.02(5), then, effective on the completion of such acquisition and during such time that the Offeror's Voting Common Shares constitute more than 50% of the total issued and outstanding voting common shares, the total number of votes attaching to the Offeror's Voting Common Shares will equal the difference between: (a) the total number of issued and outstanding voting common shares; and (b) the number of the Offeror's Voting Common Shares, and, for greater certainty, the voting common shares other than the Offeror's Voting Common Shares will continue to have one vote per share.

Industry Canada | Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

6650309 CANADA INC.

Name of corporation-Dénomination de la société

665030-9

Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the *Canada Business Corporations Act.*

Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la *Loi canadienne sur les sociétés par actions.*

Richard G. Shaw
Director - Directeur

November 1, 2006 / le 1 novembre 2006

Date of Incorporation - Date de constitution

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

ELECTRONIC TRANSACTION REPORT | **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

ARTICLES OF INCORPORATION (SECTION 6) | **STATUTS CONSTITUTIFS (ARTICLE 6)**

Processing Type - Mode de Traitement: E-Commerce/Commerce-É

1. Name of Corporation - Dénomination de la société

Lorus Therapeutics Inc.

2. The province or territory in Canada where the registered office is to be situated - La province ou le territoire au Canada où se situera le siège social

ON

3. The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

4. Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

5. Number (or minimum and maximum number) of directors - Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum: 3 Maximum: 11

6. Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

7. Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed schedule is incorporated in this form.
L'annexe ci-jointe fait partie intégrante de la présente formule.

8. Incorporators - Fondateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature
AIPING YOUNG	7 SANDFIELD ROAD, TORONTO, ONTARIO, CANADA, M3B 2B5	AIPING YOUNG
DONALD W. PATERSON	24 ELGIN AVENUE, TORONTO, ONTARIO, CANADA, M5R 1G6	DONALD PATERSON
GRAHAM STRACHAN	40 DEANEWOOD CRESCENT, ETOBICOKE, ONTARIO, CANADA, M9B 3B1	GRAHAM STRACHAN

Canada

Item 3 - Shares / Rubrique 3 - Actions

The Corporation is authorized to issue an unlimited number of common shares, with the rights, privileges, restrictions and conditions attaching to the common shares as follows:

(a) Payment of Dividends: The holders of the common shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

(c) Voting Rights: The holders of the common shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

None

Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale

None

Item 7 - Other Provisions / Rubrique 7 - Autres dispositions

The actual number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the directors.

The directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.